Announcement to the Market Significant Ownership Interest Itaú Unibanco Holding S.A. ("Company"), in compliance with the provision in Article 12 of Resolution No. 44/21 of the Brazilian Securities and Exchange Commission (CVM), announces to its stockholders and the market in general that it received a letter from GQG Partners LLC informing that they became the owners of preferred shares and American Depositary Receipts representing approximately 4.97% of the preferred shares issued by the Company. The complete letter is attached to this Announcement to the Market. São Paulo (SP), May 19, 2026. Gustavo Lopes Rodrigues Investor Relations Officer

São Paulo, May 15, 2026 São Paulo, 15 de Maio de 2026 ITAÚ UNIBANCO HOLDING S.A. Attn: Mr. Renato Lulia Jacob Group Head of Investor Relations and Market Intelligence Praça Alfredo Egydio de Souza Aranha, 100, Torre Olavo Setubal - Jabaquara, São Paulo - SP, 04344-902 Brazil ITAÚ UNIBANCO HOLDING S.A. Att: Sr. Renato Lulia Jacob Diretor de Relação de Investidores e Inteligência de Mercado Praça Alfredo Egydio de Souza Aranha, 100, Torre Olavo Setubal - Jabaquara, São Paulo - SP, 04344-902 Brasil Ref.: Decrease of significant ownership interest in ITAÚ UNIBANCO HOLDING S.A. Ref.: Redução de participação acionária relevante ao ITAÚ UNIBANCO HOLDING S.A. Dear Sirs, Prezados(as) Senhores(as), GQG Partners LLC (“GQG Partners”), a limited liability company, on behalf of its investment management clients, duly registered with the Securities Exchange Commission – SEC under the No. 0001697233, with its principal place of business at 350 E Las Olas Blvd, Floor 18, Fort Lauderdale, FL 33301, USA, in compliance with Article 12 of the Brazilian Securities Commission (“CVM”) Resolution No. 44, dated august 23, 2021, as amended (“CVM Resolution 44/21”), hereby informs that the portfolio of clients under its management have disposed in the secondary market in the regular course of trade, through certain financial instruments, certain shares issued by ITAÚ UNIBANCO HOLDING S.A. (“Company”), thus holding, currently, 269,340,203 preferred shares and American Depositary Receipts, representing approximately four point ninety-seven per cent (4.97%) of all GQG Partners LLC (“GQG Partners”), uma sociedade limitada, em nome de seus clientes de gestão de carteiras de valores mobiliários, devidamente registrada perante a Securities Exchange Commission – SEC sob o nº 0001697233, com sua sede no endereço 350 E Las Olas Blvd, 18 andar, Fort Lauderdale, FL 33301, Estados Unidos da América, em cumprimento aos termos do artigo 12 da Resolução CVM 44, datada em 23 de agosto de 2021, conforme alterada (“Resolução CVM 44/21”), vem, à presença de V. Sas. informar que realizamos, nas carteiras de clientes sob sua gestão, alienação de certas ações emitidas pelo ITAÚ UNIBANCO HOLDING S.A. (“Companhia”) em operações realizadas no curso regular do mercado secundário, mediante determinados instrumentos financeiros, retendo atualment 269,340,203 ações preferenciais e American Depositary Receipts, representando preferred shares issued by the Company. aproximadamente 4,97% (quatro ponto noventa e sete por cento) das ações preferenciais emitidas pela Companhia. GQG Partners also informs you that it does not hold proxy voting rights on behalf of its clients. GQG Partners também informa que não possui poderes de voto em nome de seus clientes. This is a minority investment not intended to change the control or administrative structure of the Company. Currently, GQG Partners does not intend to purchase any additional shares of the Company for its clients’ accounts with the intent to acquire control or to change the management structure of the Company. Esse é um investimento minoritário que não tem o objetivo de alterar a composição do controle ou a estrutura administrativa da Companhia. Atualmente, GQG Partners não pretende adquirir, em nome de seus clientes, quaisquer ações adicionais de emissão da Companhia com a intenção de adquirir o controle ou alterar a estrutura administrativa da Companhia. The legal representative of GQG Partners’ clients in Brazil, for purposes of Article 119 of Law 6,404, of December 15, 1976, as amended, is Citibank Distribuidora de Títulos e Valores Mobiliários SA, CNPJ No. 33.868.597/00001-40. O representante legal dos clientes da GQG Partners no Brasil, para fins do artigo 119 da Lei 6.404, de 15.12.1976, conforme alterada, é a Citibank Distribuidora de Títulos e Valores Mobiliários SA, CNPJ nº 33.868.597/00001-40. Please do not hesitate to contact us should you need any further clarifications. For any matters relating to this letter, please contact our attorneys in Brazil, Mr. José Luiz Homem de Mello (phone: (+55 11) 3247 8478; e-mail jhmello@pn.com.br; Mr. João Pedro Ribeiro Taveira (phone: (+55 11) 3247- 6372; e-mail jtaveira@pn.com.br); and Mr. Leonardo Duarte Moreira (phone: (+55 11) 3247-6337; e-mail ldmoreira@pn.com.br). Permanecemos à disposição de V. Sas. para quaisquer esclarecimentos que se façam necessários, e solicitamos que os contatos de V. Sas. com relação à presente correspondência, sejam feitos por meio de nossos advogados no Brasil, Sr. José Luiz Homem de Mello (phone: (+55 11) 3247 8478; e-mail jhmello@pn.com.br; Sr. João Pedro Ribeiro Taveira (phone: (+55 11) 3247-6372; e-mail jtaveira@pn.com.br); and Sr. Leonardo Duarte Moreira (phone: (+55 11) 3247-6337; e-mail ldmoreira@pn.com.br).

Very truly yours, Atenciosamente, Salvatore DiGangi Salvatore DiGangi Global Chief Compliance Officer GQG Partners LLC